                                                                                                           FILED VIA EDGAR

November 15, 2011

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	AlphaMark Investment Trust
File Nos. 811-22213

Enclosed for filing, pursuant to Rule 17g-1 of the Investment Company Act of 1940 (the "1940 Act"), please find a copy of the Investment Company Bond (the "Bond") for AlphaMark Investment Trust (the “Trust") under Exhibit 99.1.

Also enclosed is a copy of the resolutions of the Board of Trustees of the Trust, including a majority of the members thereof who are not "interested persons" (as defined by the 1940 Act) of the Trust, approving the amount, type, form and coverage of the Bond, now in effect for the Trust under Exhibit 99.2.

Premiums for the Bond have been paid for the period beginning November 2, 2011 to November 2, 2012.

If you have any questions about this filing, please contact the undersigned at (513) 587-3406.

Very truly yours,

/s/ Wade R. Bridge

Wade R. Bridge
Secretary

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